Mail Stop 3561

August 25, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Qi Yumin
  Chief Executive Officer
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
Suites 1602-05, Chater House
8 Connaught Road Central
Hong Kong

       Re: **Brilliance China Automotive Holdings Limited**
                 Form 20-F for the year ended December 31, 2007
                 Filed June 27, 2008
                 File No. 1-11412

Dear Mr. Qi:

      We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to the December 31, 2007 Annual Report on Form 20-F. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The requested amendment should be filed as soon as possible.

Form 20-F (Fiscal Year Ended December 31, 2007)

Operating and Financial Review and Prospects

Overview, page 54

1.   We note your disclosure in the first paragraph that you have three reportable operating segments and that you evaluate performance based on stand-alone operating segment net income. Please expand your Results of Operations, for each period presented, to separately discuss each of your operating segments' profitability. Further, we note your description of this profitability measure appears rather to be "Segment (loss) income before taxation and minority interests" as shown in Note 30 to the audited financial statements. Please utilize this same measure in your MD&A discussion as well. Also, to enhance the suggested narrative discussion of your segments' profitability, consider providing a tabular presentation of each of your segments' revenues and profitability for each period presented, and provide a cross-reference to Note 30 to the audited financial statements for a reconciliation of the totals to the consolidated financial statements.

Results of Operations, page 57

2.   In view of the significant impact of the adjustment to your allowance for obsolete inventories in fiscal 2007, please quantify and discuss this event in your discussion of gross profit margin in fiscal 2007.

Liquidity and Capital Resources, page 61

3.   See the heading of "Debt Changes." Please expand the third paragraph to disclose the total amount of credit facilities available to your for borrowings. Also as it appears you indicate the bank loans and bank notes payable have maturity periods of less than one year, please explain why you choose to use this form of short-term financing rather than obtaining longer term financing arrangements.

Report of Independent Registered Public Accounting Firm, page F-2

4.   Refer to the last paragraph of the audit report of Grant Thornton. We note the disclosure that the audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 expressed an unqualified opinion. However, the attestation report of Grant Thornton shown under Item 15 "Controls and Procedures" on page 108 discloses that in their opinion, because of the material weaknesses described, the Company "has not maintained effective internal control over financial reporting as of December 31, 2007." Please revise page F-2 disclosure by amending the December 31, 2007 Annual Report on Form 20-F to correct this inconsistent language or advise of the discrepancy. We may have further comment after review of your response.

5. Further, given the material weaknesses in internal control over financial reporting as disclosed under Item 15 of the Form 20-F, please have the auditors explain to us how they were able to conclude that the financial statements have been fairly stated, in all material respects, as of December 31, 2007.

Financial Statements

Note 3(b). Sales, page F-14

6. Please disclose the amount of costs related to shipping and handling for all periods in which statements of income are presented. See paragraph 6 of EITF 00-10. Also expand your policy to indicate if you bill your customers for shipping and handling costs and whether it is reflected in revenue; if so, it appears the related costs should be reclassified to cost of sales. Please explain how your accounting policy complies with the above referenced EITF.

7. As a related matter, we note the reference to the Value Added Tax on page F-19. It appears that additional disclosures may be required under EITF 06-03. Please revise or advise.

Note 5. Income Taxes, page F-25

8. See your table of the "reconciliation of the Group's effective income tax rate…to its statutory income tax rate." It appears you have included amounts rather than percentages for the year ended December 31, 2007. Please revise or advise, accordingly.

Note 13. Interests in Associated Companies and Jointly Controlled Entities, page F-32

9. We note that you account for your 49.5% investment in the jointly controlled entity, BMW Brilliance, under the equity method of accounting, and that this entity contributed approximately RMB142.2 million to your December 31, 2007 pre-tax loss of RMB(1.4) million (and similarly, for fiscal year 2006 pre-tax loss), please tell us why audited financial statements of BMW Brilliance pursuant to Rule 3-09 of Regulation S-X have not been provided in this Form 20-F. Also, for 2007 and 2006, provide us with your computations of significance, using the first and third conditions of Rule 1-02(w) of Regulation S-X. We may have further comment after review of your response.

10. Please also expand the table on page F-34, representing the equity shares in the income (loss) of the associated companies and jointly controlled entities for each year in which statements of income are presented. In this regard, the earliest year had been omitted.

Note 18. Convertible Bonds

11.   Please tell us more about your method of recording and accounting for your zero coupon convertible bonds. Specifically, please discuss how the bonds were initially recorded, how you determined whether a beneficial conversion feature existed, how you are accounting for adjustments to the conversion price and how conversions and/or redemptions will be accounted for. Cite your specific basis in GAAP for each of your conclusions and explain whether, when and how EITF 08-4 will impact your conclusions. Your response should be detailed and specific. We may have further comments upon review of your response.

Note 30. Segment Information, page F-52

12.   Please expand to also include business segment data for the year ended December 31, 2005. Pursuant to paragraph 25 of SFAS No. 131, disclosures should be provided for each period in which statements of income are presented.

Note 31. Accumulated Other Comprehensive Income, page F-55

13.   In your footnotes, as applicable, please reconcile the ending balance of "Accumulated other comprehensive income" at December 31, 2007 with the amount disclosed in the statements of changes in shareholders' equity.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief